Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES FOLLOW-ON ORDER FROM MAJOR EURASIAN DEFENSE CONTRACTOR FOR ITS PORTABLE SATELLITE SOLUTIONS

Total order increased by 20% to $4.2 million and expected to be delivered during the second half of 2015 and 2016

Vancouver, British Columbia – July 27, 2015 -- Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that the Company has received an approximate $700,000 follow-on order to the original $3.5 million award announced on February 19, 2015 from a Tier 1 Eurasian defense contractor for a range of Norsat’s portable satellite terminals. This follow-on order increases the total contract awarded to approximately $4.2 million.

The increase in order is for additional units of Norsat’s MarineLink maritime VSAT terminals and for the 0.9m Journey Manpack portable satellite terminal, the newest in Norsat’s broad portfolio of satellite solutions. Norsat’s MarineLink shipboard terminals offer a 3-axis operating platform and a 360 degree high-speed tracking antenna that ensures a reliable link in even the most difficult sea conditions. The 0.9m Journey Manpack consists of an easily portable, rapidly deployable, satellite terminal that weighs less than 25 kilograms.

Norsat expects to ship the majority of the terminals in late 2015 with follow on deliveries throughout 2016.

Dr. Amiee Chan, chief executive officer of Norsat, commented, “We continue to execute on bringing to market a diversified suite of products and solutions that meet the high standards of defense contractors around the world. This follow-on order by a Tier 1 Eurasian contractor demonstrates the high level of satisfaction they have with the Norsat solutions to meet their needs of providing communications in remote and challenging applications. Additionally, this order builds upon the bookings momentum that we have had over the last year, especially within our military related businesses, helping to set the stage for growth in the back half of 2015 and into 2016.”

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com